SUPPLEMENTAL CONFIRMATION #[●]

Date: [●]

To: GameStop Corp.
                625 Westport Parkway
                Grapevine, TX 76051

From: The Toronto-Dominion Bank
                c/o TD Securities (USA) LLC, as agent
                1 Vanderbilt Avenue New York, NY 10017

        The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between The Toronto-Dominion Bank ("**Dealer**"), represented by TD Securities (USA) LLC ("**Agent**") as its agent, and GameStop Corp. ("**Counterparty**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Dealer and Counterparty as of the relevant Trade Date for the Transaction referenced below.

        1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation – Share Option Transactions dated as of [●] between Dealer and Counterparty (as amended and supplemented from time to time, the "**Master Confirmation**"). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

        2.   The terms of the Transaction to which this Supplemental Confirmation relates shall be as follows:

Trade Date: [●]

Maximum Number of Options: [●]

Premium Ratio: [●]%

Spread: Initially, [●] bps, and on, and including, every six-month anniversary of the Trade Date, a rate reset by Dealer in its sole discretion, which shall be made in a commercially reasonable manner

Cut-off Date: [●]

Execution Fee: [●]

Settlement Execution Fee: [●]

Schedule Expiration Date: [●]

        3.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

Counterparty hereby agrees (a) to check this Amended and Restated Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Amended and Restated Supplemental Confirmation relates by manually signing this Amended and Restated Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending an executed copy to us.

Yours sincerely,

THE TORONTO-DOMINION BANK

By: _____

Name:
Title:

TD SECURITIES (USA) LLC, acting solely as Agent in connection with the Transaction

By: _____

Name:
Title:

Confirmed as of the date first above written:

GAMESTOP CORP.

By: _____

Name:
Title: